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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Alfonso Napoles Gandara 50-20
(No. and Street)

Mexico (City) | (State) | 01210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Javier Guerra | (305) 533-1541 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Javier Guerra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



(Signature)

CEO

(Title)





Julie Avino
Commission #DD283521
Expires: Jan 21, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Sole Member
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
February 28, 2007

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		**2006**
CASH	$	1,323,676
SECURITIES OWNED, AT MARKET (NOTE 4)		4,793,705
UNREALIZED GAIN ON OPEN FUTURES CONTRACT (NOTE 4)		444,830
RECEIVABLE FROM CLEARING BROKERS (NOTE 4)		1,043,313
RECEIVABLE FROM FOREIGN BROKERS (NOTE 4)		32,788
DEPOSITS AT CLEARING BROKERS (NOTE 4)		221,191
OTHER RECEIVABLES		462,459
OTHER ASSETS		81,631
	$	8,403,593

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Securities sold, but not yet purchased, at market (Note 4)	$	775,760
Payable to clearing brokers (Note 4)		1,181,681
Accounts payable and accrued liabilities		3,026,107
Total liabilities		4,983,548
LEASE COMMITMENT (NOTE 5)		
MEMBER'S EQUITY		3,420,045
	$	8,403,593

See accompanying notes.

BULLTICK, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Placement service fees	$	19,635,866
Commissions		30,038,488
Investment banking income		1,158,491
Arbitrage services		6,091,495
Interest		850,041
Net trading losses	(	509,505)
Total revenues		57,264,876
EXPENSES		
ADR conversion fees		1,006,853
ADR sponsor fees		5,903,363
Clearing charges		2,328,170
Commissions		188,754
Interest (Note 4)		4,589,530
Management fees (Note 3)		7,546,650
Other general and administrative		148,381
Placement service consulting fees		19,327,867
Professional fees		591,176
Quotations and research		481,859
Salaries		240,752
Trading system fees		1,563,228
Total expenses		43,916,583
NET INCOME	$	13,348,293

See accompanying notes.

BULLTICK, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

MEMBER'S EQUITY AS OF DECEMBER 31, 2005	$	9,152,537
DISTRIBUTIONS	(	19,080,785)
NET INCOME		13,348,293
MEMBER'S EQUITY AS OF DECEMBER 31, 2006	**$**	**3,420,045**

See accompanying notes.

BULLTICK, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	13,348,293
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		1,401
Changes in operating assets and liabilities:		
Securities owned, at market		6,511,135
Unrealized gain on open futures contract		(444,830)
Receivable from clearing brokers		(321,624)
Receivable from foreign brokers		(5,447)
Deposits at clearing brokers		494,765
Other receivables		(298,981)
Other assets		3,004
Securities sold, but not yet purchased, at market		486,930
Payable to clearing brokers		(5,674,337)
Accounts payable and accrued liabilities		550,698
Total adjustments		1,302,714
Net cash provided by operating activities		14,651,007
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(18,680,785)
NET DECREASE IN CASH		(4,029,778)
CASH - BEGINNING		5,353,454
CASH - ENDING	$	1,323,676

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	4,589,530
Income taxes paid	$	-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

The Company increased distributions during 2006 by the amount due from Parent as of December 31, 2005.	$	400,000

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bulltick, LLC, a Delaware limited liability company (the Company), is a registered broker-dealer with the Company's sole member being a Scottish limited partnership (Parent). The Company's membership in the National Association of Securities Dealers, Inc. became effective on September 18, 2000, but it did not commence brokerage operations until January 2001. The Company is also a member of the National Futures Association ("NFA"), effective June 4, 2003. The Company was granted membership on the NASDAQ Stock Market effective March 9, 2006. The broker-dealer acts in an agency capacity for its customers located within Latin America and Europe, assisting customers with conversions of United States listed ADR's (American Depository Receipts) with the corresponding locally traded equities, and charging commissions. The Company also trades ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and also earns placement fees for assisting in raising money for various entities. The Company's trading operations are in Mexico City, Mexico, Sao Paulo, Brazil and Buenos Aires, Argentina.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions, along with related commission income, arbitrage services, fund distribution services, clearing charges and commission expenses, are reported on a trade date basis. Securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the Company's management. The resulting difference between cost and market for all securities is included in operating results.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside the United States of America.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's Parent.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, are based on quoted market prices.

Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of operations as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133 (the "Statement"), "Accounting for Derivative Instruments and Hedging Activities", as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments (See Note 4).

Advertising

Advertising costs are expensed as incurred. Advertising amounted to approximately $16,000 for the year ended December 31, 2006 and is included as a component of management fees (Note 3) in the accompanying statement of operations.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $1,106,933, which exceeded requirements by $905,193, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 2.73 to 1.

NOTE 3. MANAGEMENT AGREEMENT

The Company has a management agreement with an entity in Mexico City, related by virtue of common ownership. The Company receives management and administrative services, including use of its office facility in Mexico City, Sao Paulo, Brazil and Buenos Aires, Argentina as well as staffing, in consideration of management fees. For the year ended December 31, 2006, the Company incurred and paid $7,546,650 of management fees to this entity, which are comprised of the following:

Advertising and promotion	$	15,650
Communication services		264,751
Office expenses		443,900
Equipment rental		600,438
Foreign taxes and tariffs		580,217
Other services		243,685
Professional services		1,175,856
Quotation and research		100,571
Rent (Note 5)		382,741
Salaries and related costs		3,049,207
Travel		689,634
	$	7,546,650

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are provided by Pershing, whose principal office is in New Jersey, Peregrine Financial Group whose principal office is in New York and another brokerage firm located in Chicago, Illinois. At December 31, 2006, deposits at clearing brokers, the amount receivable from clearing brokers and payable to clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers.

Amounts receivable from clearing brokers and foreign brokers represents cash balances and amounts owed the Company for unsettled transactions.

Amounts payable to clearing brokers and the short-sale liability represent amounts due to these brokers or to cover short-sales and are collateralized by securities owned by the Company and securities awaiting receipt on uncompleted transactions. Interest expense related to debit balance with brokers totaled $4,589,530 for the year ended December 31, 2006.

Securities Owned

The Company's security holdings are subject to credit risks inherent in the issuing countries.

The securities owned, at market, at December 31, 2006, consisted of issues from the following countries:

Country	Fixed Income Securities	Equity Securities (ADR'S)	Options	Total Securities
Argentina	$ 36,625	$ 3	$ -	$ 36,628
Brazil	557,493	2,290	-	559,783
United States	1,250	-	-	1,250
Mexico	-	88,070	-	88,070
Venezuela	4,095,014	-	-	4,095,014
Canada	-	12,960	-	12,960
	$ 4,690,382	$ 103,323	$ -	$ 4,793,705

Securities Owned (continued)

The securities owned, at market, at December 31, 2006 were held in custody in the following countries:

Country	Fixed Income Securities	Equity Securities (ADR'S)	Options	Total Securities
United States	$ 4,690,381	$ 76,430	$ -	$ 4,766,811
Mexico	-	24,604	-	24,604
Brazil	-	2,290	-	2,290
	$ 4,690,381	$ 103,324	$ -	$ 4,793,705

Securities Sold, But Not Yet Purchased

Securities sold but not yet purchased, at market, aggregate $775,760 at December 31, 2006 and consists of option and fixed income securities. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the carrying value in the accompanying statement of financial condition.

Futures Trading Risks

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

There are open trade equity in futures positions in the amount of $444,830 at December 31, 2006. A portion of the amounts due from broker are maintained for the futures position's margin requirements.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 4. RISK CONCENTRATIONS (Continued)

Other Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

NOTE 5. LEASE COMMITMENTS

The Company is obligated under a non-cancelable operating lease for its office facilities in New York expiring in 2012.

The approximate future minimum rentals under this lease for the years subsequent to December 31, 2006 are as follows:

2007	$ 231,000
2008	235,000
2009	240,000
2010	245,000
2011	251,000
Thereafter	42,000
	$ 1,244,000

NOTE 5. LEASE COMMITMENTS (Continued)

Rent expense amounted to $382,742 for the year ended December 31, 2006 and is included as a component of management fees (Note 3) in the accompanying statement of operations.

NOTE 6. SUBSEQUENT EVENTS

In January 2007, the Company issued a letter of credit in the amount of $222,000, in lieu of the security deposit for the New York City office. (Note 5)

SUPPLEMENTARY INFORMATION

BULLTICK, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED
FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2006

CREDITS		
Member's Equity	$	3,420,045
DEBITS		
Securities owned, non-allowable		26,894
Receivable from foreign brokers		32,788
Other receivables		462,459
Other assets		81,631
Total debits		603,772
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		2,816,273
HAIRCUTS ON SECURITY POSITIONS		1,709,340
NET CAPITAL		1,106,933
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $3,026,107		201,740
EXCESS NET CAPITAL	$	905,193
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.73 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	3,026,107
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	1,141,846
Increase in haircuts on security positions		(34,913)
Net capital per above	$	1,106,933

See Independent Auditors' Report.

BULLTICK, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements.

See Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 AND CFTC REGULATION 1.16

To the Sole Member
Bulltick, LLC
Miami, Florida

In planning and performing our audit of the financial statements and supplementary information of Bulltick, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (q), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency (defined as a condition that exists when the design or operation of one or more controls does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis), or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
February 28, 2007

END